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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002
                                 ---------------

                               ABN AMRO BANK N.V.
                 (translation of registrant's name into English)

                              Gustav Mahlerlaan 10,
                               1082 PP Amsterdam,
                                 The Netherlands
                    (Address of principal executive offices)

                                 ---------------

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [X]               Form 40-F  [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes   [ ]                   No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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         Schedule of Information Contained in this Report:

         1. Indenture, dated April 1, 2002, between LaSalle Funding LLC, as Issuer, ABN AMRO Bank N.V., as Guarantor, and BNY Midwest Trust Company, as Trustee.

         2. Selling Agent Agreement, dated April 19, 2002, of LaSalle Funding LLC relating to its issuance of up to $2,500,000,000 LaSalleNotes(SM) unconditionally guaranteed by ABN AMRO Bank N.V.

         3. Form of LaSalleNote(SM);

         4. Letter of Consent and Consent of Independent Auditors, Ernst & Young, to the incorporation by reference of their report, dated March 22, 2002, into the Registration Statement on Form F-3/S-3 (Registration Number 333-74436); and

         5. Power of Attorney of ABN AMRO Bank N.V., dated November 29, 2001.

         The Information contained in this Report is incorporated by reference into Registration Statement No. 333-74436. ABN AMRO Bank N.V.'s Form 20-F, filed on April 10, 2002, is also incorporated by reference into Registration Statement No. 333-74436.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 19, 2002

                                   ABN AMRO BANK N.V.


                                   By: /s/ John P. Murphy
                                      -----------------------------
                                      Name: John P. Murphy, Attorney in Fact


                                   By: /s/ Anthony P. Pecora
                                      -----------------------------
                                      Name: Anthony P. Pecora, Attorney in Fact